Martin Marietta Materials

P. O. Box 30013

Raleigh, NC 27622

Telephone: 919.781.4550

April 20, 2012

Ms. Tia L. Jenkins

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Martin Marietta Materials, Inc.

Dear Ms. Jenkins:

On behalf of Martin Marietta Materials, Inc. (the “Company”), this correspondence responds to the comments of the Staff of the Commission (the “Staff”) contained in your letter dated April 6, 2012 regarding the Company’s Form 10-K for fiscal year ended December 31, 2011 filed February 29, 2012 (the “10-K”). The Company’s responses to the Staff’s comments are set forth below under “RESPONSE” and correspond to the numbered comments in the Staff’s letter, which are also included below.

COMMENTS AND RESPONSES

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Impairment Review of Goodwill, page 70

1.	With regard to your impairment review of goodwill, please address the following:

•

We note you have identified 5 reporting units. It appears to us that the results of the South Central reporting unit are included in the Southeast Group reportable segment. Please tell us why you believe it is appropriate to include Illinois, Kentucky and Louisiana in such reporting unit when these states appear to be included in other reportable segments (as disclosed in page 37).

•	Tell us how the divestiture of the River District operations was factored in your impairment review.

•

We note in your fourth quarter conference call you mentioned that you do not expect improvement in your Southeast Group reportable segment. We note you performed a qualitative assessment of your Southeast reporting unit. With regard

Mr. Tia L. Jenkins

April 12, 2012

to such assessment, please provide us with the factors considered in your qualitative analysis as of October 1, 2011. Also, ensure to include (i) the results of your step 1 testing at October 1, 2010 and (ii) how the impact of the highway funding legislation was factored into your current year qualitative analysis.

RESPONSE TO COMMENT 1:

•

As disclosed in Note A to the audited financial statements on page 15, the Company’s annual review date for goodwill impairment is October 1. At October 1, 2011, the Company owned and operated various operations in Illinois, Kentucky and Louisiana. These operations were included with other operations in Alabama, Mississippi, the Gulf Coast, and along the Mississippi River system in the South Central reporting unit. The South Central reporting unit included upstream quarries in Illinois and Kentucky that served as the aggregates production source for distribution in the aforementioned Southeast states using the Company’s barge distribution network to ship aggregates products down the Mississippi River. On December 9, 2011, the Company completed an asset exchange with Lafarge North America Inc. (“Lafarge”) in which the Company surrendered all of its operations in Illinois and along the Mississippi River system and all but one location in each of Kentucky and Louisiana. As part of the exchange, the Company acquired locations in and around Denver, Colorado.

In connection with the asset exchange with Lafarge, the Company completed certain organizational changes to provide both operational and management efficiencies. These changes included the elimination of the South Central Division. The remaining operations in Alabama, Mississippi and the Gulf Coast were transferred to the Southeast reporting unit. These remaining operations and the Southeast reporting unit have similar economic characteristics and are similar in each of the following: (1) the nature of the products and services; (2) the nature of the production processes; (3) the type or class of customer for their products and services; (4) the methods used to distribute their products or provide their services; and (5) the nature of the regulatory environment. Accordingly, the goodwill for the now-combined Southeast reporting unit is being evaluated and reviewed for impairment as one reporting unit effective December 9, 2011.

As part of the organizational changes completed on December 9, 2011, the remaining operation in Kentucky was transferred to the Mideast Group reportable segment and Mideast reporting unit while the remaining operation in Louisiana was transferred to the West Group reportable segment and West reporting unit, aligning the revised operational structure with the appropriate management responsibility. The chart on page 37 of the Company’s 2011 Annual Report to Shareholders represents the reportable segments as of December 31, 2011 and through the Company’s filing date, February 29, 2012.

Mr. Tia L. Jenkins

April 12, 2012

•

The River District operations were owned and operated by the Company at the annual impairment review date, October 1, 2011, and therefore, these operations were included in the goodwill impairment review at that date. Accordingly, the fair value of the River District operations was included in the fair value of the South Central reporting unit and the carrying value of the River District operations was included in the carrying value of the South Central reporting unit.

Based on an implied remaining excess fair value over carrying value for the retained South Central operations after the divestiture on December 9, 2011, and the qualitative assessment of the Southeast reporting unit performed as of October 1, 2011, management concluded that it is more likely than not that the fair value of the now-combined Southeast reporting unit exceeded its carrying value as of December 9, 2011. There have been no impairment indicators for the Southeast reporting unit since December 9, 2011.

•	The Company performed a qualitative assessment of its reporting units in connection with the 2011 goodwill impairment review. The factors considered included the following:

•	Macroeconomic conditions, including general economic conditions, ability to access capital, and any other pertinent developments in equity and credit markets

•

Industry and market considerations, such as a deterioration in the environment in which the Company operates, changes in the competitive environment, any decline in market-dependent multiples or metrics, any changes in the market for the Company’s products or services, or a regulatory or political development

•	Cost factors, such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

•	Overall financial performance, such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

•	Other relevant Company-specific events, such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

•

Events such as a change in the composition or carrying amount of the reporting unit’s net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Mr. Tia L. Jenkins

April 12, 2012

In its assessment, management considered various factors for the industry and Company as a whole. The following represents the most significant considerations:

•	F.W. Dodge’s forecast for U.S. construction spending suggests aggregates shipments should increase by 4% in 2012; improvement led by recovery in both residential and commercial construction

•	Infrastructure demand drivers remain strong; pent up demand

•	Status of next federal transportation spending bill:

•	Previous bill expired September 30, 2009

•	Continuing resolution through March 31, 2012

•	State budgets healthier than perceived; states looking to alternative financing mechanisms to fund transportation construction (toll roads, bonds, private partnerships)

Other considerations include the following:

•	Company is the 2nd largest producer of construction aggregates

•	Company’s market capitalization decreased $0.6 billion since the prior year quantitative analysis

•	Company owns/leases over 13 billion tons of reserves with an estimated intrinsic value of over $9 billion

Other developments subsequent to the evaluation date, but considered due to their relationship to certain of the primary considerations:

•

U.S. House of Representatives has proposed a 2-year bill with $50 billion annually for highways only. Financing is to come from energy production and oil & gas royalties. House aiming to resolve by end of 2011

•

U.S. Senate unanimously passed MAP 21, Moving Ahead for Progress in the 21st Century, on November 9, 2011. MAP 21 calls for a 2-year bill with spending at current funding levels (adjusted for inflation)

Since the previous highway bill expired by its own terms in 2009, management has expected highway funding to be provided via continuing resolutions through the 2012 presidential election. Management has planned accordingly and executed its operational strategy consistent with these expectations.

In accordance with its expectations related to highway funding legislation, management forecasted a slight decline in its infrastructure end use shipments in 2012 compared with 2011. However, management expects growth in its nonresidential and residential end use markets to more than offset the decline in infrastructure shipments. Overall, management expects a slight increase in total aggregates shipments in 2012. This overall outlook is consistent with the outlook expected for the Southeast reporting unit.

Mr. Tia L. Jenkins

April 12, 2012

The Corporation considered its operating performance during the period since the expiration of the previous federal highway bill in its qualitative assessment. During this time, the Corporation has remained profitable on an annual basis and generated strong operating cash flow. Management expects its earnings and cash flows to improve upon the passage of a new multi-year highway bill.

In addition to industry and overall-company factors, management also considered various factors specifically related to the Southeast reporting unit. The most significant consideration was this reporting unit having a fair value that exceeded its carrying value by 133% in the 2010 evaluation. Other considerations included:

•	Carrying value increased 1.5% since prior year evaluation

•

Full-year 2011 forecasted pretax earnings (as estimated on October 1, 2011) down compared with 2011 budget due to delay in expected recovery in construction industry and increased fuel expenses; cash flow remains positive

•	Year-to-date (as of September 30, 2011) aggregates shipments down 12.9% and pricing up 6.9%

•

In August 2011, Florida (FL) DOT unveiled the Florida Transportation Vision for the 21st Century. Plan intended to spur private sector job creation while growing FL economy by having the best transportation and infrastructure system in U.S. FL DOT will use innovative financing tools to advance $1 billion of construction projects into the current fiscal year. FL will implement a policy that all new capacity on interstates and expressways and widening and replacement of all major river crossings should be tolled where feasible

•	Georgia (GA) invests less per capita in transportation than any state, except Tennessee

•	At state level, GA uses little more than the gas tax to fund transportation investment. GA’s state gas tax is the 2nd lowest in US

•

GA Transportation and Investment Act creates 12 tax districts that will vote on a 1% sales tax increase for 10 years (generates $1.5 billion/year if all 12 districts pass). Funds would be spent on infrastructure projects preselected by each district. Vote set for July 2012

Based on the qualitative assessment as a whole, management concluded that it is more likely than not that the fair value of the Southeast reporting unit continues to exceed its carrying value.

****************

Mr. Tia L. Jenkins

April 12, 2012

In accordance with the Staff’s comments in your letter dated April 6, 2012, the Company hereby states as follows: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you need any additional information or if you would like to discuss any of these matters further. You can contact me directly at (919) 783-4660.

Sincerely,

/s/ Anne H. Lloyd

Anne H. Lloyd
Executive Vice President and Chief Financial Officer

c:	Suying Li

Brian Bhandari